SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2005

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954, and Form S-8 Registration Statements File Nos. 333-12844 and 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Announces Full Year 2004 Results Recording 15% YoY Growth in Revenues to $14.2m and Net Profit of $822,000 dated February 28, 2005.

2. Press Release dated March 1, 2005 correcting certain information in the Rada Electronic Industries Ltd. Press Release issued February 28, 2005.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

RADA Electronic Industries Announces Full Year 2004 Results Recording 15% YoY Growth in Revenues to $14.2m and Net Profit of $822,000

Monday February 28, 8:38 am ET

NETANYA, Israel, February 28 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADI - News) today reported its financial results for the year ended December 31, 2004. The company reported net profit of $822,000. This is the second consecutive year of net profit.

Revenues in 2004 increased by 15% to $14.2 million. Gross margin increased to 27% from 22% in 2003. Operating profit for the year reached $1m representing an operating margin of 7.2%. This is compared with $25,000 of operating profit in 2003.

The Company's net income increased 8.4% to $822,000, or $0.03 per share (on a fully diluted basis). This is compared with a net income of $758,000, or $0.04 per share (on a fully diluted basis), for the year ended December 31, 2003 which also included an extraordinary financial income of $708,000. The lower EPS on a fully diluted basis is due to a 4 million increase in the number of shares during 2004.

Commenting on the results, RADA's CEO, Mr. Adar Azancot stated, "We are pleased with this year's financial results, as we continue to show improvements in all our financial indicators. These results coupled with the recent acquisition of Vectop's assets and some of the programs that we are now competing for- gives us confidence regarding our ability to fulfill our strategy and achieve our growth targets."

Mr. Azancot concluded, "It is our plan over 2005, to maintain our internal growth rate at around the level we have seen over the last couple of years. However, it is our view that RADA needs to grow faster than that. We feel that we are now ready for our next step and we will be looking to acquire, or merge, with a company in our field and of similar size to us, that will enable us to double our top line."

RADA will host a conference call today, Monday, February 28, 2005 at 11:00 a.m. EST. Mr. Adar Azancot, Chief Executive Officer, and Elan Sigal, Chief Financial Officer, will be on the call and available to answer investor questions after presenting the results.

To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

    US:              1 866 860 9642     at 11:00 a.m. EST
    Israel:          03 918 0600        at 6:00 p.m. Israel time
    International:   +972 3 918 0600


For those unable to participate, a replay will be available for 48 hours in the US. Please dial 1 866-276-1002, international callers please dial
+972-3-925-5936

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:                     Investor Relations Contact:

    Elan Sigal (Chief Financial Officer) GK International
    Tel: +972-9-892-1129                 Ehud Helft / Kenny Green
    elan_sigal@rada.com                  Tel: +1-866-704-6710
                                         ehud@gk-biz.com / kenny@gk-biz.com


                           CONSOLIDATED BALANCE SHEETS

    U.S. dollars in thousands, except share and per share data

                                                            December 31,
                                                      -----------------------
                                                           2004         2003
                                                      ----------   ----------
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                           $ 3,464        $ 467
    Trade receivables (net of allowance for doubtful
     accounts of $ 221 and $ 214 at December 31, 2004
     and 2003, respectively)                              1,643        3,496
    Other receivables and prepaid expenses                  208          250
    Costs and estimated earnings in excess of billings
     on uncompleted contracts                             1,385          176
    Inventories                                           1,824          873
                                                      ----------   ----------

    Total current assets                                  8,524        5,262
                                                      ----------   ----------

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                   988          990
    Long-term restricted cash                             1,002            -
    Leasing deposits                                         94           71
    Severance pay fund                                    1,638        1,511
                                                      ----------   ----------

    Total long-term receivables and deposits              3,722        2,572
                                                      ----------   ----------

    PROPERTY AND EQUIPMENT, NET                           4,283        4,728

    OTHER ASSETS:
    Intangible assets, net                                1,709        1,987
    Deferred charges, net                                    59            -
                                                      ----------   ----------
    Total other assets                                    1,768        1,987
                                                      ----------   ----------

    Total assets                                       $ 18,297     $ 14,549
                                                      ----------   ----------
                                                      ----------   ----------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and loans                       $ 14      $ 1,123
    Trade payables                                        1,080          640
    Other payables and accrued expenses                   3,612        3,317
    Deferred revenues                                       488        1,062
    Billings in excess of costs and estimated earnings
     on uncompleted contracts                             1,065        1,836
                                                      ----------   ----------
    Total current liabilities                             6,259        7,978
                                                      ----------   ----------

    LONG-TERM LIABILITIES:
    Convertible note                                      2,346            -
    Long-term loans                                           -        1,220
    Accrued severance pay                                 2,063        2,048
                                                      ----------   ----------
    Total long-term liabilities                           4,409        3,268
                                                      ----------   ----------

    MINORITY INTERESTS                                      397          425
                                                      ----------   ----------

    SHAREHOLDERS' EQUITY:
    Share capital
    Ordinary shares of NIS 0.005 par value -
     Authorized: 45,000,000 shares at December 31, 2004
     and 2003; Issued and outstanding: 20,448,364 and
     18,510,716 shares at December 31, 2004 and 2003,
     respectively                                           110          108
    Additional paid-in capital                           61,851       59,139
    Warrants                                              2,223        1,405
    Accumulated deficit                                 (56,952)     (57,774)
                                                      ----------   ----------
    Total shareholders' equity                            7,232        2,878
                                                      ----------   ----------
    Total liabilities and shareholders' equity         $ 18,297     $ 14,549
                                                      ----------   ----------
                                                      ----------   ----------

                      CONSOLIDATED STATEMENTS OF OPERATIONS

    U.S. dollars in thousands, except share and per share data

                               ----------------------  ----------------------
                                       Year ended         Three months ended
                                      December 31,           September 30,
                               ----------------------------------------------
                                    2004        2003        2004        2003
                               ----------  ----------  ----------  ----------

    Revenues:
    Products                    $ 11,123     $ 8,977     $ 2,751     $ 1,921
    Services                       3,037       3,338         751         853
                               ----------  ----------  ----------  ----------

                                  14,160      12,315       3,502       2,774
                               ----------  ----------  ----------  ----------
    Cost of revenues:
    Products                       9,111       6,933       2,272       1,639
    Services                       1,176       2,659         244         495
                               ----------  ----------  ----------  ----------

                                  10,287       9,592       2,516       2,134
                               ----------  ----------  ----------  ----------

    Gross profit                   3,873       2,723         986         640
                               ----------  ----------  ----------  ----------

    Operating expenses:
    Marketing and selling
     expenses                        738         781         168         170
    General and administrative
     expenses                      2,116       1,917         561         504
                               ----------  ----------  ----------  ----------

    Total operating expenses       2,854       2,698         729         674
                               ----------  ----------  ----------  ----------

    Operating income (loss)        1,019          25         257         (34)
    Financial income (expenses),
     net                            (248)        708          73         964
    Other income (expenses), net      23          (2)          6        (141)
                               ----------  ----------  ----------  ----------

                                     794         731         336         789
    Minority interests in losses
     of subsidiary                    28          27          10          22
                               ----------  ----------  ----------  ----------

    Net income                     $ 822       $ 758       $ 346       $ 811
                               ----------  ----------  ----------  ----------
                               ----------  ----------  ----------  ----------

    Earnings per share:

    Basic net earnings per share  $ 0.04      $ 0.04      $ 0.02      $ 0.04

    Diluted net earnings
     per share                    $ 0.03      $ 0.04      $ 0.01      $ 0.04

    No. of shares used in
     computing fully diluted
     EPS (millions)                 23.7        19.7

                                                                          ITEM 2

Press Release                             Source: Rada Electronic Industries Ltd

Correction -- Rada Electronic Industries Ltd

Tuesday March 1, 9:50 am ET

In the correction to the news release, "RADA Electronic Industries (Nasdaq: RADI
- News) Announces Full Year 2004 Results Recording 15% YoY Growth in Revenues to $14.2m and Net Profit of $822,000" originally issued on 28 Feb 2005 13:37 GMT, by Rada Electronic Industries Ltd over PR Newswire, we are advised by a representative of the company that the table heading in the 'Consolidated Statements of Operations' should read, "Three months ended December 31," rather than "Three months ended September 30."

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: March 1, 2005